                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )


                               INTERCARDIA, INC.
                            -----------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
                    ---------------------------------------
                         (Title of Class of Securities)
                         ------------------------------


                                   45844M106
                             --------------------
                                 (CUSIP Number)


                              Andrew S. Paul, Esq.
                        c/o Tudor Investment Corporation
                         One Liberty Plaza (51st Floor)
                           New York, New York  10006
                                 (212) 602-6700
                   ----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  June 23, 1997
             ----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

--------------------
CUSIP NO. 45844M106
--------------------
-----------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Investment Corporation
     TIN: 22-2514825
-----------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
-----------------------------------------------------------------
 3.  SEC USE ONLY

-----------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
-----------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [X ]
-----------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------
                       7  SOLE VOTING POWER
  NUMBER OF               0
   SHARES        -----------------------------------
BENEFICIALLY           8  SHARED VOTING POWER
  OWNED BY                336,800
   EACH          -----------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
   PERSON                 0
   WITH          -----------------------------------
                      10  SHARED DISPOSITIVE POWER
                          336,800
-----------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                          336,800
-----------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
-----------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          5.0%
-----------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-----------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paul Tudor Jones, II
     TIN:
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
---------------------------------------------------------------------
                 7  SOLE VOTING POWER
  NUMBER OF         0
    SHARES       -----------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY          359,400
    EACH         -----------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
   PERSON           0
    WITH         -----------------------------------
                 10 SHARED DISPOSITIVE POWER
                    359,400
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    359,400
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.3%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     IN
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund Ltd.
     TIN:  n/a
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
---------------------------------------------------------------------
                       7  SOLE VOTING POWER
  NUMBER OF               0
    SHARES             -----------------------------------
BENEFICIALLY           8  SHARED VOTING POWER
  OWNED BY                132,900
    EACH               -----------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
   PERSON                 0
    WITH               -----------------------------------
                       10 SHARED DISPOSITIVE POWER
                          132,900
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                          132,900
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          2.0%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Raptor Global Fund L.P.
     TIN: 13-3735415
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------
                 7  SOLE VOTING POWER
  NUMBER OF         0
   SHARES        -----------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY          53,600
   EACH          -----------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
   PERSON           0
   WITH          -----------------------------------
                 10 SHARED DISPOSITIVE POWER
                    53,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    53,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.8%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Arbitrage Partners L.P.
     TIN:  13-3496979
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------
                 7  SOLE VOTING POWER
  NUMBER OF         0
   SHARES        -----------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY          22,600
   EACH          -----------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
   PERSON           0
   WITH          -----------------------------------
                 10 SHARED DISPOSITIVE POWER
                    22,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    22,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.3%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     PN
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor Global Trading LLC
     TIN:  13-3862744
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------
                 7  SOLE VOTING POWER
  NUMBER OF         0
   SHARES        -----------------------------------
BENEFICIALLY     8  SHARED VOTING POWER
  OWNED BY          22,600
   EACH          -----------------------------------
 REPORTING       9  SOLE DISPOSITIVE POWER
   PERSON           0
   WITH          -----------------------------------
                 10 SHARED DISPOSITIVE POWER
                    22,600
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                    22,600
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.3%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     OO
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Tudor BVI Futures, Ltd.
     TIN: n/a
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
---------------------------------------------------------------------
                  7  SOLE VOTING POWER
  NUMBER OF          0
    SHARES        -----------------------------------
BENEFICIALLY      8  SHARED VOTING POWER
  OWNED BY           128,400
    EACH          -----------------------------------
 REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON            0
    WITH          -----------------------------------
                  10 SHARED DISPOSITIVE POWER
                     128,400
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                     128,400
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     1.9%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
---------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Upper Mill Capital Appreciation Fund Ltd.
     TIN:  n/a
---------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                              (a)  [  ]
                                              (b)  [X ]
---------------------------------------------------------------------
 3.  SEC USE ONLY

---------------------------------------------------------------------
 4.  SOURCE OF FUNDS
     OO
---------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                   [  ]
---------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
---------------------------------------------------------------------
                       7  SOLE VOTING POWER
  NUMBER OF               0
    SHARES             -----------------------------------
BENEFICIALLY           8  SHARED VOTING POWER
  OWNED BY                21,900
    EACH               -----------------------------------
 REPORTING             9  SOLE DISPOSITIVE POWER
   PERSON                 0
    WITH               -----------------------------------
                       10 SHARED DISPOSITIVE POWER
                          21,900
---------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
                          21,900
---------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                   [  ]
---------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          0.3%
---------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
---------------------------------------------------------------------

--------------------
CUSIP NO. 45844M106
--------------------
-----------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Tudor Proprietary Trading, L.L.C.
        TIN:  13-3720063
-----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [  ]
                                                (b)  [X ]
-----------------------------------------------------------------
3.      SEC USE ONLY

-----------------------------------------------------------------
4.      SOURCE OF FUNDS
        OO
-----------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                    [  ]
-----------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-----------------------------------------------------------------
                7       SOLE VOTING POWER
  NUMBER OF             0
    SHARES      ------------------------------------------
BENEFICIALLY    8       SHARED VOTING POWER
  OWNED BY              0
    EACH        ------------------------------------------
 REPORTING      9       SOLE DISPOSITIVE POWER
   PERSON               0
    WITH        ------------------------------------------
                10      SHARED DISPOSITIVE POWER
                        0
-----------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                        0
-----------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                        [  ]
-----------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        0.0%
-----------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
-----------------------------------------------------------------

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D, dated July 2, 1997, relates to the common stock, par value $.001 per share ("Common Stock"), of INTERCARDIA, INC., a Delaware corporation (the "Company"), filed by Tudor Investment Corporation, a Delaware corporation ("TIC"), Paul Tudor Jones, II, a natural person and a citizen of the United States ("Mr. Jones"), The Raptor Global Fund Ltd., a company organized under the laws of the Cayman Islands ("Raptor Ltd."), The Raptor Global Fund L.P., a Delaware limited partnership ("Raptor L.P."), Tudor Arbitrage Partners L.P., a Delaware limited partnership ("TAP"), Tudor Global Trading LLC, a Delaware limited liability company ("TGT"), Tudor BVI Futures, Ltd., a corporation organized under the laws of the British Virgin Islands
("Tudor BVI"), Tudor Proprietary Trading, L.L.C. ("TPT"), and The Upper Mill Capital Appreciation Fund Ltd., a company organized under the laws of the Cayman Islands ("Upper Mill", and collectively with TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, TPT and Tudor BVI, the "Reporting Persons").* The summaries of information on schedules attached hereto are qualified in their entirety by reference to such schedules, which are incorporated by reference herein.

          The Company's principal executive offices are located at P.O. Box 14287, 3200 Chapel Hill Nelson Highway, Cape Fear Building, Suite 101, Research Triangle Park, NC 27709.


Item 2.   Identity and Background.
          -----------------------

          The Reporting Persons are TIC, Mr. Jones, Raptor Ltd., Raptor L.P., TAP, TGT, Tudor BVI and Upper Mill. The business address of each of TIC, Mr. Jones, Raptor L.P., TAP and TGT is c/o Tudor Investment Corporation, 600 Steamboat Road, Greenwich, Connecticut 06830. The business address of each of Raptor Ltd., Tudor BVI and Upper Mill is c/o Curacao International Trust Company N.V., Kaya Flamboyan 9, Curacao, Netherlands Antilles. The business address of TPT is The Upper Mill, Kingston Road, Ewell, Surrey KT17 2AF, England.

          TIC is an international money management firm that provides investment advice to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, among others.

          Mr. Jones' principal employment is as Chairman and Chief Executive Officer of TIC of which he owns a majority of the capital stock and voting securities.


----------
* For purposes of this Statement on Schedule 13D the Reporting Persons have filed as a "group". Nevertheless, the Reporting Persons hereby disclaim that they are members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose.

          Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill is an investment fund which principally invests in debt, equity, derivative securities and other financial instruments for the benefit of the holders of its partnership, stock and other capital securities.

          TGT is the sole general partner of TAP.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of TIC, TGT, Raptor Ltd., Tudor BVI, TPT or Upper Mill is set forth on Schedule I hereto and is incorporated by reference herein. TIC is the sole general partner of Raptor L.P. TGT is the sole limited partner of TAP.

          During the last five years, none of the Reporting Persons, or to the best knowledge and belief of the Reporting Persons, any of the individuals listed on Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person or any person listed on Schedule I was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such law, except as follows:

          On September 12, 1996, TIC settled a proceeding with the Securities and Exchange Commission (the "SEC") relating to alleged violations of the "uptick rule" in connection with certain sales of stock over a two day period in March 1994. Without admitting or denying the SEC's findings, TIC paid a civil penalty of $800,000, and agreed not to violate the uptick rule in the future.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The shares of Common Stock beneficially owned by each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill were acquired in open market purchases for cash. The sources of the funds used to purchase the shares of Common Stock by each of the Reporting Persons were (i) capital contributions to such Reporting Person,(ii) the proceeds of transactions with respect to prior investments held by such Reporting Persons and (iii) cash borrowed pursuant to margin loans with Morgan Stanley & Co. Incorporated, which margin loans are secured by all of the shares of Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          Each of Raptor Ltd., Raptor L.P., TAP, Tudor BVI, TPT and Upper Mill initially acquired the Common Stock beneficially owned by such Reporting Person for investment purposes. Each of such Reporting Persons intends to continue to evaluate their respective investments in Common Stock based on the Company's financial condition, results of operations and prospects as well as other then existing or anticipated facts and circumstances including general economic, market and other financial conditions. Accordingly, each of the Reporting Persons reserves the right to change its plans and intentions with respect to its investment in securities of the Company at any time, as it deems appropriate. In particular, each of the Reporting Persons may at any time and from time to time (i) acquire additional shares of Common Stock, (ii) dispose of Common Stock, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in the Common Stock. There can be no assurance that any Reporting Person will increase or decrease its investment in the Company or as to the number of shares of Common Stock or derivative securities that may be bought or sold in any such transactions.

          Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the transactions, actions or events enumerated in paragraphs (a) through
(j) of the instructions to Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Attached hereto as Schedule II is a list of the transactions by each of the Reporting Persons in Common Stock within the past sixty days.

          Because TIC is the sole general partner of Raptor L.P. and provides investment advisory services to Raptor Ltd., Raptor L.P., Tudor BVI and Upper Mill, TIC may be deemed to beneficially own the shares of Common Stock owned by each of such Reporting Persons. TGT, as the sole general partner of TAP, may be deemed to beneficially own the shares of Common Stock owned by TAP. In addition, because Mr. Jones owns a majority of the capital stock and voting securities of TIC and indirectly owns a majority of the equity interests in TGT and TPT, Mr. Jones may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by TIC, TPT and TGT.

          Based on the information contained in the Company's Form 10-Q for the quarter ended March 31, 1997 that there were 6,757,651 shares of Common Stock issued and outstanding as of May 9, 1997, each Reporting Person beneficially owns (or, with respect to TIC,

Mr. Jones and TGT, may be deemed to beneficially own) the number and percentage of outstanding shares of Common Stock listed in the responses to Items 11 and 13, respectively, of the cover page filed herewith for such Reporting Person. In addition, the number of shares of Common Stock beneficially owned (or, with respect to TIC, Mr. Jones and TGT, which may be deemed beneficially owned) by each Reporting Person with respect to which such Reporting Person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and
(iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith for such Reporting Person. The voting and dispositive power is reported as shared because each of the Reporting Persons (other than TIC, TAP, TGT, TPT and Mr. Jones) has the power to remove TIC as its investment advisor or general partner. Each of the Reporting Persons (other than TIC and Mr. Jones) expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person and each of TIC, Mr. Jones and TGT disclaim beneficial ownership of the Common Stock beneficially owned by Raptor Ltd., Raptor L.P., TAP, Tudor BVI, Upper Mill, TPT and, in the case of TIC and Mr. Jones, TGT.


Item 6.   Contracts, Arrangements, Understandings
          or Relationships with Respect to Securities
          of the Issuer
          -------------------------------------------

          None.


Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          (1)  Joint Filing Agreement

                              SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  July 2, 1997


                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                ---------------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                                \s\ Paul Tudor Jones, II
                            -------------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR GLOBAL TRADING LLC



                            By:   \s\ Andrew S. Paul
                                ---------------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            THE UPPER MILL CAPITAL
                              APPRECIATION FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Sub-Investment Manager


                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                                   TUDOR PROPRIETARY TRADING, L.L.C.



                                   By: /s/ Andrew S. Paul
                                       ------------------------
                                   Name:  Andrew S. Paul
                                   Title: Vice President &
                                          General Counsel

                                                            Schedule I

                              EXECUTIVE OFFICERS AND DIRECTORS
                              OF THE REPORTING PERSONS

I.  TIC

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of TIC is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of TIC, (ii) the business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D,
(iii) such person is a citizen of the United States and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                              Principal Occupation/
Name                          Business Address
----                          -----------------------------

Paul Tudor Jones, II*    Chairman of the Board of Directors, Chief Executive
                         Officer of TIC.

Mark F. Dalton           Director, President and Chief Operating Officer of TIC.

James J. Pallotta        Director and Vice President of TIC.

Mark A. Heffernan        Director of TIC.  Mr. Heffernan trades in
Citizen of United        securities and other financial instruments
Kingdom                  for TPT and certain investment funds advised
                         by Tudor Capital (U.K.), L.P.,
                         both of which are located at The Upper Mill, Kingston
                         Road, Ewell, Surrey  KT17 2AF, England.

Andrew S. Paul           Director, Vice President, General Counsel and Corporate
                         Secretary of TIC.

Richard L. Fisher        Director of TIC.  Mr. Fisher is Vice President of
                         Investments and Acquisitions and a Managing Director of Dunavant Enterprises, Inc., 3797 Getwell Road, Memphis,
                         TN  38118.

Mark Pickard             Vice President and Chief Financial Officer of TIC.



----------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

II.  RAPTOR LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Raptor Ltd. is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as set forth below, (ii) the business address of such person is c/o Inter Caribbean Services Ltd., (iii) such person is a citizen of the country set forth below and (iv) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.

                              Principal Occupation/
Name                          Business Address
----                          -------------------------------

Inter Caribbean Services Ltd.  Director of Raptor Ltd.  The principal place of
Incorporated in British        business of Inter Caribbean Services Ltd. is
Virgin Islands                 c/o Curacao International Trust Company N.V.
                               ("CITCO"), Kaya Flamboyan 9, Netherlands
                               Antilles.

Bernard A. Loze                Director of Raptor Ltd.  Chairman and Chief
Citizen of France              Executive Officer of Loze et Associe, 43, Avenue
                               Marceau, Paris 75116, France, which is a consulting firm that provides financial and investment advice to international clients.

Arpad A. Busson                Director of Raptor Ltd.  Chairman of European
Citizen of France              Investment Managers, c/o Harney, Westwood &
                               Riegels, P.O. Box 71, Road Town, Tortola, British
                               Virgin Islands, which is a consulting and money management firm.

Jean-Pierre Jacquemoud         Director of Raptor Ltd.  Attorney, Jacquemoud &
Citizen of Switzerland         Stanislas, 2, rue Bellow, Geneva 1206,
                               Switzerland.

III.  TUDOR GLOBAL TRADING LLC

          The name and present principal occupation or employment of each executive officer of TGT is set forth below. Each of such persons holds identical titles for TIC and TGT. The business address of such person is c/o TIC at the address of TIC set forth under Item 2 of this Schedule 13D, each such person is a citizen of the United States and to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                          Principal Occupation
----                          ---------------------------------------

Paul Tudor Jones, II*      Chairman of the Board of Directors, Chief Executive
                           Officer of TIC.

Mark F. Dalton             Director, President and Chief Operating Officer of
                           TIC.

James J. Pallotta          Director and Vice President of TIC.

Andrew S. Paul             Director, Vice President, General Counsel and
                           Corporate Secretary of TIC.

Mark Pickard               Vice President and Chief Financial Officer of TIC.


---------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

IV.  TUDOR BVI

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Tudor BVI is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                              Principal Occupation/
Name                          Business Address
----                          -------------------------------

Inter Caribbean Services Ltd.  Director of Tudor BVI.  See information under
                               Raptor Ltd.

David P. d'Abrumenil           Director of Tudor BVI.
Citizen of United Kingdom      Chairman, Lionspring Enterprises Limited, 36 John
                               Street, London WC1N 2AT, England, which is a financial consulting firm.

Jean-Pierre Jacquemoud         Director of Tudor BVI.  See information under
                               Raptor Ltd.

Bernard A. Loze                Director of Tudor BVI. See information under
                               Raptor Ltd.

Arpad A. Busson                Director of Tudor BVI. See information under
                               Raptor Ltd.

Karl-Erbo G. Kageneck          Director of Tudor BVI. Attorney, King & Spalding,
                               120 West 45th Street, New York, New York 10036.

V.  THE UPPER MILL CAPITAL APPRECIATION FUND LTD.

          The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Upper Mill is set forth below. To the knowledge of the Reporting Persons, the below listed persons neither currently beneficially own nor have had any transactions in the Common Stock.


                              Principal Occupation/
Name                          Business Address
----                          -------------------------------

Inter Caribbean Services Ltd.  Director of Upper Mill.  See information under
                               Raptor Ltd.

Jean-Pierre Jacquemoud         Director of Upper Mill.  See information under
                               Raptor Ltd.

Arpad A. Busson                Director of Upper Mill. See information under
                               Raptor Ltd.

Karl-Erbo G. Kageneck          Director of Upper Mill. See information under
                               Tudor BVI.

Anthony J. Stocks              Director of Upper Mill. Managing Director,
                               Curacao International Trust Company N.V., Kaya
                               Flamboyan 9, Curacao, Netherlands Antilles, which provides administrative and other services to investment funds.

VI.  TUDOR PROPRIETARY TRADING, L.L.C.

        The name and present principal occupation or employment of each executive manager of TPT is set forth below. Each of such persons is a director or officer of TIC. The business address of each such person is c/o TIC at the address set forth under Item 2 of this Schedule 13D, with the exception of Mr. Heffernan whose business address is c/o TPT at the address set forth under Item 2 of this Schedule 13D. Each such person is a citizen of the United States, with the exception of Mr. Heffernan who is a citizen of the United Kingdom. To the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock.


Name                            Principal Occupation
----                            --------------------

Paul Tudor Jones, II*      Chairman of the Board of Directors, Chief Executive
                           Officer of TIC.

Mark F. Dalton             Director, President and Chief Operating Officer of
                           TIC.

James J. Pallotta          Director and Vice President of TIC.

Andrew S. Paul             Director, Vice President, General Counsel and
                           Corporate Secretary of TIC.

Mark A. Heffernan          Director of TIC and Vice President of TPT.

Mark Pickard               Vice President and Chief Financial Officer of TIC.



----------------------
* See Item 5 of this Schedule 13D for a discussion of Mr. Jones' potential beneficial ownership of Common Stock.

                                                            Schedule II

                                TRANSACTIONS

     All shares of Common Stock were purchased or sold in open market transactions for cash.

Tudor BVI
-------------

Date           Transaction      # Shares      $/Share
-------------  ---------------  ------------  -----------
5/5/97         Purchase                3,600     $18.625
5/6/97         Purchase                1,800     $18.125
5/6/97         Purchase                8,400     $18.5612
5/20/97        Purchase                1,800     $20.0278
5/22/97        Purchase                  900     $20.2212
6/11/97        Purchase                  100     $19.500
6/20/97        Purchase                2,200     $20.750
6/23/97        Purchase                2,000     $20.8683
6/30/97        Purchase                  800     $20.5114
6/30/97        Purchase                5,400     $22.7917
7/1/97         Sale                    4,000     $22.500

Total Common Stock beneficially owned as of the date this Schedule 13D: 128,400

Raptor L.P.
-------------

Date           Transaction      # Shares      $/Share
-------------  ---------------  ------------  -----------
5/5/97         Purchase                1,500     $18.625
5/6/97         Purchase                  800     $18.125
5/6/97         Purchase                3,500     $18.5612
5/20/97        Purchase                  700     $20.0278
5/22/97        Purchase                  400     $20.2212
6/20/97        Purchase                  900     $20.750
6/23/97        Purchase                  800     $20.8683
6/30/97        Purchase                  300     $20.5114
6/30/97        Purchase                2,200     $22.7917

Total Common Stock beneficially owned as of the date of this Schedule 13D:
53,600

TAP
---

Date           Transaction      # Shares      $/Share
-------------  ---------------  ------------  -----------
5/5/97         Purchase                  600     $18.625
5/6/97         Purchase                  300     $18.125
5/6/97         Purchase                1,500     $18.5612
5/20/97        Purchase                  200     $20.0278
5/22/97        Purchase                  200     $20.2212
6/20/97        Purchase                  400     $20.750
6/23/97        Purchase                  300     $20.8683
6/30/97        Purchase                  200     $20.5114
6/30/97        Purchase                  900     $22.7917

Total Common Stock beneficially owned as of the date of this Schedule 13D:
22,600


Raptor Ltd.
-----------------------------

Date          Transaction      # Shares      $/Share
------------  ---------------  ------------  -----------
5/5/97        Purchase                3,700     $18.625
5/6/97        Purchase                1,800     $18.125
5/6/97        Purchase                8,700     $18.5612
5/20/97       Purchase                1,800     $20.0278
5/22/97       Purchase                  900     $20.2212
6/20/97       Purchase                2,400     $20.750
6/23/97       Purchase                2,100     $20.8683
6/30/97       Purchase                  800     $20.5114
6/30/97       Purchase                5,600     $22.7917

Total Common Stock beneficially owned as of the date of this Schedule 13D:
132,900

Upper Mill
------------

Date          Transaction      # Shares      $/Share
------------  ---------------  ------------  -----------
5/2/97        Purchase                7,000     $19.250
5/5/97        Purchase                  600     $18.625
5/6/97        Purchase                  300     $18.125
5/6/97        Purchase                1,400     $18.5612
5/22/97       Purchase                  200     $20.2212
6/20/97       Purchase                  400     $20.750
6/23/97       Purchase                  400     $20.8683
6/30/97       Purchase                  100     $20.5114
6/30/97       Purchase                  900     $22.7917

Total Common Stock beneficially owned as of the date of this Schedule 13D:
21,900

Tudor Proprietary Trading, L.L.C.
----------------------------------

Date          Transaction      # Shares      $/Share
------------  ---------------  ------------  -----------
7/1/97        Sale                    4,000     $22.500

Total Common Stock beneficially owned as of the date of this Schedule 13D:
0

EXHIBIT INDEX
-------------



Exhibit No.            Description
-----------            ----------------------

   (1)                 Joint Filing Statement

                                                            EXHIBIT 1


                              JOINT FILING AGREEMENT


          Pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of the Schedule 13D and any amendments thereto, relating to the Common Stock, par value $.001 per share, of INTERCARDIA, INC. and the inclusion of this Joint Filing Agreement as an Exhibit to such Joint Filings. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such Statement. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument.

Dated:  July 2, 1997



                            TUDOR INVESTMENT CORPORATION



                            By:   \s\ Andrew S. Paul
                                ---------------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                                \s\ Paul Tudor Jones, II
                              -----------------------------
                            Paul Tudor Jones, II



                            THE RAPTOR GLOBAL FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor


                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            THE RAPTOR GLOBAL FUND L.P.

                            By: TUDOR INVESTMENT CORPORATION,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR ARBITRAGE PARTNERS L.P.

                            By: TUDOR GLOBAL TRADING LLC,
                                  General Partner



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel



                            TUDOR GLOBAL TRADING LLC



                            By:   \s\ Andrew S. Paul
                                ---------------------------
                            Name:  Andrew S. Paul
                            Title: Vice President &
                                   General Counsel



                            TUDOR BVI FUTURES, LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Trading Advisor



                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel

                            THE UPPER MILL CAPITAL
                              APPRECIATION FUND LTD.

                            By: TUDOR INVESTMENT CORPORATION,
                                  Sub-Investment Manager


                                By:   \s\ Andrew S. Paul
                                    -----------------------
                                Name:  Andrew S. Paul
                                Title: Vice President &
                                       General Counsel


                            TUDOR PROPRIETARY TRADING, L.L.C.


                            By: \s\ Andrew S. Paul
                                ---------------------------
                             Name:  Andrew S. Paul
                             Title: Vice President &
                                    General Counsel